

July 25, 2022

Henry Ji
Chairman of the Board, CEO and President
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

Re: Sorrento Therapeutics, Inc.
Form 10-K for the year ended December 31, 2021
Filed March 11, 2022
Form 10-Q for the period ended March 31, 2022
Filed May 5, 2022
File No. 001-36150

Dear Dr. Ji:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020, page 77

1. Please quantify each of the factors you noted for the selling, general and administrative expenses line item that explains the increase and/or decrease from the current period to the respective prior period, as applicable. For example, you disclosed that selling, general and administrative expenses for your Sorrento Therapeutics segment increased as compared to the prior fiscal year and were primarily attributed to higher headcount, professional fees and stock-based compensation expense as compared to the same period of the prior year. Please quantify each of the factors noted.

2.   You disclosed that research and development expenses for your Sorrento Therapeutics segment increased by \$96.3 million as compared to the prior fiscal year and were primarily driven by higher headcount and increased clinical development costs spent on advancing your various research and development programs. As research and development expenses constitute your most significant expense in the periods presented, please provide us proposed disclosure to be provided in future filings the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Form 10-Q for the period ended March 31, 2022

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 25

3.   We noted that you did not state management's conclusion with regards to the effectiveness of your disclosure controls and procedures as of the end of March 31, 2022. As required by Item 307 of Regulation S-K, please disclose management's conclusion with regards to the effectiveness of your disclosure controls and procedures in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences